COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

Announces First Quarter 2006 Results

São Paulo, Brazil, May 10, 2006 — Companhia Brasileira de Distribuição (CBD) –(BOVESPA: PCAR4; NYSE: CBD), announces its 1st quarter 2006 results. The Company’s operating and financial information, unless otherwise indicated, is presented on a consolidated basis and denominated in Brazilian Reais, in accordance with Brazilian Corporate Law. Comparisons in this document refer to 2005 results.

Main Highlights

|X|	Net sales totaled R$ 3,305.0 million in 1Q06, a 1.2% growth compared to the same period of 2005;

|X|	Gross margin reached 29.7% in the quarter, compared to 28.9% in the same period of 2005;

|X|	EBITDA was R$ 277.8 million, a 2.0% growth YoY and 8.4% margin (8.3% in 1Q05);

|X|	Net income of R$ 60.2 million in the period, a 4.2% growth YoY.

Companhia Brasileira de Distribuição (CBD) is the largest Brazilian retailer, with 554 stores in 15 Brazilian states. CBD operates under three formats: supermarkets (Pão de Açúcar, CompreBem and Sendas), hypermarkets (Extra) and consumer electronics/home appliance stores (Extra-Eletro).

Comments on Sales Performance

The first quarter of 2006 was marked by the continued environment of retracted consumption and deflation in food products. Additionally, comparisons between 1Q06 and 1Q05 results were negatively affected by the fact that Easter didn’t occur in the first quarter this year. Accordingly, CBD reported a 0.5% drop in gross sales, which totaled R$ 3,924.7 million in the period, with food products representing 73.7% of total sales and non-food products corresponding to the remaining 26.3%. Net sales in 1Q06 amounted to R$ 3,305.0 million, a 1.2% growth compared to 1Q05.

Same store sales in the quarter decreased 4.6% as a result of the environment described above as well as the strong comparison base (an 11.1% growth in 1Q05). As in prior quarters, the Company’s recorded a strong performance in sales of non-food products, with a 14.5% growth, whereas sales of food products (adversely impacted by the Easter date shift from March to April in 2006) decreased 9.8%.

The main variable in the Business Units performance analysis was the presence of non-food products in the mix of sales offered by each of them. In this context, it is important to highlight the performance of hypermarkets and Extra Eletro stores. Also worthy of note was the good performance of Sendas banner in the State of Rio de Janeiro, which recorded an increase in same store sales in the quarter, despite the unfavorable calendar shift, reflecting a better positioning in terms of price and return on stores remodeling investments.

Note: Same store figures include only stores which operating period is longer than 12 months.

Operating Performance

During the first quarter, CBD initiated the implementation of projects structured during 2005, aimed to increase efficiency and decrease expenses. These initiatives will payoff throughout 2006 and their effects on the Company’s figures will be more strongly noticed as from the second half of the year – although this positive trend can already be perceived in the first quarter of 2006, as commented below. It is important to stress that CDB’s great focus is on increasing the assets turnover. In this perspective, the Company plans to gradually reinvest efficiency gains in lower prices for consumers, aiming to ultimately increase sales volumes and reach higher same store sales levels.

The following comments on operating performance refer to CBD’s consolidated results and, therefore, fully account for Sendas Distribuidora’s operating results (the CBD joint venture with Sendas in the State of Rio de Janeiro).

Gross margin of 29.7%, higher than the 28.9% reported in 1Q05

In the first quarter of 2006, the Company’s gross income totaled R$ 982.9 million, representing a 4.2% growth over the same quarter of 2005. The gross margin in 1Q06 was 29.7%, higher than the 28.9% reported in 1Q05. The fact that the Easter holiday has not occurred in the first quarter of 2006 caused the period to be less promotional in relation to the same quarter last year (with the Easter holiday in March), which partially explains the increase registered in gross margin.

It is important to emphasize that during the quarter the Company placed the “Commercial Dynamics” project in operation. In line with the Company’s strategy to foster efficiency, productivity and competitiveness, this project resulted in a new organizational model being built, whereby Categories Management – formerly divided among Business Units – and Purchasing activities are under the Commercial Area. In addition to leading to a new management model, the project also involves the adoption of new processes and methodologies relating to product assortment, pricing, promotions and product exposure in the stores. On balance, the first quarter was a period of deep changes in the Company’s commercial structure and we expect that throughout the next quarters the estimated competitiveness gains will be gradually accomplished.

Operating Expenses

The first results of actions taken by the Company to reach increased efficiency and productivity can already be noticed. Selling expenses as a percentage of net sales expenses was 17.8%, a ratio jeopardized not only by the unfavorable Easter calendar shift but also by additional renting expenses in the amount of R$ 27.5 million (originated by the leasing of 60 stores sold to Grupo Diniz). Net of the effect of such additional renting expenses, the Company’s selling expenses levels remained almost flat (17.0%) in the year on year comparison (16.9% in 1Q05). Administrative expenses on sales ratio decreased from 3.7% to 3.5%, partially reflecting the Company’s efforts to post productivity gains. In 1Q06, the Company registered non-recurring expenses in the amount of R$ 8.5 million, primarily derived from events such as restructuring and closing of stores and a warehouse.

In the first quarter, the Company’s areas were aligned with the Zero Base Budget goals, and several actions that will bring results over the next quarters were implemented, among which the creation of a Shared Services Center and an Indirect Purchasing area (purchase of non-saleable products and services). A significant ratio that already reflects the Company’s endeavor to increase productivity is the total number of employees per 1,000 square meter of sales area, which decreased 5.5% year-on-year, closing the first quarter of 2006 a ratio of 51, against 54 at the end of the first quarter of 2005.

EBITDA increases 2.0%, with 8.4% margin

The gross margin increase recorded in the quarter offset the lower expenses dilution commented above, resulting in a 2.0% growth in EBITDA for the quarter, higher than the 1.2% growth in net sales. The EBITDA margin in the period was 8.4%, compared to 8.3% in the same quarter of 2005.

Equity Income

FIC (Itaú-CBD Financing) recorded a negative equity for CDB in the quarter, in the amount of R$ 14.8 million. This result is in line with expectations, consistent with the payoff curve of financing products and services, and also reflects adjustments made to the allowances for losses due to increase in the financing portfolios. The Company’s expectations to reverse this negative result remain unchanged and thus FIC is expected to present results above the break-even in 2007.

Minority Interest: Sendas Distribuidora

EBITDA margin in the period was 4.4%, lower than the 5.6% margin reported in the first quarter of 2005, reflecting increased competitiveness in the State of Rio de Janeiro, the Easter calendar effect, and the resulting low expenses dilution, as well as restructuring expenses.
Sendas Distribuidora’s performance was also strongly impacted by high net financial expenses in the amount of R$ 40.6 million, causing the net result for the quarter to be negative by R$ 27.8 million, generating a minority interest result for CBD of R$ 16.0 million (R$ 12.7 million in 1Q05).

Financial Results

The Company’s financial income and expenses remained practically flat in relation to the same quarter last year, respectively, R$169.2 million and R$102.0 million, generating a net financial expense of R$67.2 million. Comparing these results year on year, it is worth to highlight the transfer of financing operations to FIC (Itaú-CBD Financing), the increase in expenses resulting from the securitization of receivables, and the high volume of sales through non-interest bearing installments by credit card. These factors were offset by the increase in financial income arising from the inflow of funds in 2005 derived from the sale of properties to Fundo Península.

Non-Operating Result

Non-operating result in 2006 was positive in the amount of R$ 7.3 million and primarily derives from the achievement of certain performance goals in connection with the joint venture with Itaú.

Income Before Income Tax and Net Income

Income before income tax and minority interest totaled R$ 64.6 million in the quarter, 11.4% higher than the R$ 58.0 million reported in the same period last year.
CBD reported a net income of R$ 60.2 million in 1Q06, versus R$ 57.7 million in 1Q05, representing a 4.2% growth.

Capex

The total amount invested in 1Q06 was R$ 141.0 million (versus R$ 139.0 million in 1Q05). The main investments made in the period are as follows:

-   Opening of 1 Extra store in Recife;
-   Construction of 2 gas stations and 9 drugstores;
-   Stores remodeling and modernization;
-   Acquisition of 7 lands for the construction of new stores and 2 lands for the construction of gas stations;
-   Investments in information technology and logistics.

Consolidated Income Statement - Corporate Law Method (thousand R$)

	1st Quarter		
	2006	2005	%
Gross Sales Revenue	**3,924,728**	**3,943,262**	**-0.5%**
Net Sales Revenue	**3,304,967**	**3,266,086**	**1.2%**
Cost of Goods Sold	(2,322,095)	(2,322,867)	0.0%
Gross Profit	**982,872**	**943,219**	**4.2%**
Operating (Expenses) Income			
Selling	(587,904)	(551,523)	6.6%
General and Administrative	(117,119)	(119,402)	-1.9%
Total Operating Expenses	**(705,023)**	**(670,925)**	**5.1%**
Earnings before interest, taxes, depreciation, amortization-EBITDA	**277,849**	**272,294**	**2.0%**
Depreciation and Amortization	(120,149)	(121,738)	-1.3%
Earnings before interest and taxes -EBIT	**157,700**	**150,556**	**4.7%**
Taxes and Charges	(18,387)	(17,065)	7.7%
Financial Income	101,973	102,074	-0.1%
Financial Expenses	(169,171)	(170,368)	-0.7%
Net Financial Income (Expense)	**(67,198)**	**(68,294)**	**-1.6%**
Equity Income/Loss	(14,782)	(375)	
Operating Result	**57,333**	**64,822**	**-11.6%**
Non-Operating Result	7,286	(6,826)	
Income Before Income Tax	**64,619**	**57,996**	**11.4%**
Income Tax	(17,434)	(12,996)	
Income Before Minority Interest	**47,185**	**45,000**	**4.9%**
Minority Interest	15,986	12,738	
Income Before Profit Sharing	**63,171**	**57,738**	**9.4%**
Employees' Profit Sharing	(3,000)	-	
Net Income	**60,171**	**57,738**	**4.2%**
Net Income per 1,000 shares	0.53	0.51	4.1%
Nº of shares (in thousand)	113,667,915	113,522,239	

% of Net Sales	1Q/06	1Q/05
Gross Profit	**29.7%**	**28.9%**
Total Operating Expenses	**-21.3%**	**-20.5%**
Selling	-17.8%	-16.9%
General and Administrative	-3.5%	-3.7%
EBITDA	**8.4%**	**8.3%**
Depreciation and Amortization	-3.6%	-3.7%
EBIT	**4.8%**	**4.6%**
Taxes and Charges	-0.6%	-0.5%
Net Financial Income (Expense)	-2.0%	-2.1%
Non-Operating Result	0.2%	-0.2%
Income Before Income Tax	**2.0%**	**1.8%**
Income Tax	-0.5%	-0.4%
Minority Interest/Employees' Profit	0.4%	0.4%
Net Income	**1.8%**	**1.8%**

Gross Sales per Format (R$ thousand)

1st Quarter	2006	%	2005	%	Var.(%)
Pão de Açúcar	900,529	22.9%	1,012,458	25.7%	-11.1%
Extra	1,956,708	49.9%	1,902,936	48.3%	2.8%
CompreBem	657,501	16.8%	650,157	16.5%	1.1%
Extra Eletro	76,644	1.9%	68,325	1.7%	12.2%
Sendas*	333,346	8.5%	309,386	7.8%	7.7%
CBD	**3,924,728**	**100.0%**	**3,943,262**	**100.0%**	**-0.5%**

* Sendas banner which is part of Sendas Distribuidora S/A

Net Sales per Format (R$ thousand)

1st Quarter	2006	%	2005	%	Var.(%)
Pão de Açúcar	751,948	22.7%	835,688	25.6%	-10.0%
Extra	1,642,121	49.7%	1,567,277	48.0%	4.8%
CompreBem	558,544	16.9%	543,638	16.6%	2.7%
Extra Eletro	59,626	1.8%	51,314	1.6%	16.2%
Sendas*	292,728	8.9%	268,169	8.2%	9.2%
CBD	**3,304,967**	**100.0%**	**3,266,086**	**100.0%**	**1.2%**

* Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2006	2005
	1st Q	1st Q
Cash	50.0%	51.8%
Credit Card	38.1%	36.5%
Food Voucher	7.9%	7.3%
Credit	4.0%	4.4%
Post-dated Checks	2.2%	3.0%
Installment Sales	1.8%	1.4%

Conference Call

CBD will host conference calls to discuss First Quarter 2006 results on Friday, May 12th, 2006.

Local Conference Call:
11:00 AM (São Paulo); 10:00 AM (ET USA). Please call (55 11) 2101-1490, code: CBD, few minutes prior to the scheduled time. Webcast available through the website www.cbd-ri.com.br. Replay also available after the end of the conference call in the phone number (55 11) 2101-1490, code: CBD.

International Conference Call:
12:00 PM (São Paulo); 11:00 AM (ET USA). Please call (+1 973) 935-2401, code: CBD or 7285228, few minutes prior to the scheduled time. Webcast available through the website www.cbd-ri.com.br/eng. Replay also available after the end of the conference call in the phone number (+1 973) 341-3080, code: 7285228.

COMPANHIA BRASILEIRA DE DISTRIBUICAO	MZ Consult

Fernando Tracanella	Tereza Kaneta
Investor Relations Director	Phone: 55 (11) 5509 3772
Daniela Sabbag	E-mail: tereza.kaneta@mz-ir.com
Manager
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
Email: cbd.ri@paodeacucar.com.br

   Website: http://www.cbd-ri.com.br/

Statements included in this report regarding the Company’s business outlooks, the previews on operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, Brazilian general economic performance, industry and international markets, and are therefore subject to change.